Silverhill Management Services, Inc.

21 Merrimac Way, Unit B, Tyngsboro, Massachusetts 01879

__________________________________________________________________________________________

August 3, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.  20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

The purpose of this letter is to request acceleration of the effective date of the Registration Statement on Form S-1 (the “Registration Statement”) of Silverhill Management Services, Inc. (the “Company” or the “Registrant”), originally filed on August 5, 2009 as File No. 333-161052.  We specifically request that the Registration Statement be declared effective at 5:00 PM Eastern time on Thursday August 5, 2010, or as soon thereafter as is practical.

In connection with such request, the Company hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned, or our counsel, Eric W. Richardson, if you have any questions.

Sincerely,

/s/ Emily Lussier, President and CEO

Emily Lussier, President and CEO,

Silverhill Management Services, Inc.